List of Subsidiaries

Name	Percentage Owned

American Nano Silicon Techonologies, Inc	100%
Nanchong Chunfei Nano Silicon Technologies Co., Ltd	95%
Sichuan Chunfei Refined Chemicals Co., Ltd	90% (owned by Nanchong Chunfei Nano Silicon Technologies Co., Ltd)
Sichuan Hedi Veterinary Medicines Co., Ltd	92% (owned by Sichuan Chunfei Refined Chemicals Co., Ltd)